CanAlaska Ventures Ltd.

TSX.V – CVV OTCBB – CVVLF Frankfurt – DH7	Toll Free 1.800.667.1870	www.canalaska.com

FOR IMMEDIATE RELEASE		NEWS RELEASE

CanAlaska Begins Trading on the Frankfurt Stock Exchange

Vancouver, BC, May 2, 2006 – CanAlaska Ventures Ltd. (TSX.V – CVV; OTCBB – CVVLF; Frankfurt – DH7) (the “Company”) is pleased to announce that its shares have commenced trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange under the trading symbol “DH7” (WKN: 877663, ISIN: CA1370891089).  The Specialist for the Company’s shares is Baader Wertpapierhandelsbank (www.baaderbank.de).

"In the past year, we have experienced tremendous support from investors in Europe interested in participating in our uranium exploration efforts.  The Company’s listing on the Frankfurt Stock Exchange will significantly increase the profile of CanAlaska and facilitate our linkages with both private and institutional investors across Europe.  In addition to our TSX Venture Exchange (Canada) and OTCBB (U.S.) listings, we look forward to the further diversification and expansion of our shareholder base internationally", stated Peter G. Dasler, President.

The Frankfurt Stock Exchange offers fully-electronic trading facilities on its Xetra platform, and is the largest of eight German stock exchanges.  It ranks amongst NYSE, Nasdaq, and London as one of the world's largest stock exchanges.  For more information on the Frankfurt Stock Exchange, please visit www.deutsche-boerse.com.

About CanAlaska Ventures

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.   Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 1,860,000 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets that are now being drill-tested.

Investor Contact: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

May 2, 2006